February 21, 2018

By EDGAR

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Re:    Synalloy Corporation
Form 10-K for the Year Ended December 31, 2016
Filed March 14, 2017

Definitive Proxy Statement on Schedule 14A
Filed April 4, 2017

Item 2.02 Form 8-K
Filed November 7, 2017

File No. 0-19687

Dear Mr. Cash:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 19, 2017 with regard to the above-referenced Form 10-K (“2016 Form 10-K”), Definitive Proxy Statement on Schedule 14A and Form 8-K of Synalloy Corporation (the “Company”), the Company hereby submits the following amended response to Comment No. 5 contained in the Company’s response letter to the Commission submitted on January 15, 2018.

Form 8-K Filed November 7, 2017

5.
Your presentations EBITDA after inventory price changes, EBITDA and Consolidated Adjusted net income include adjustments related to (i) inventory price change (gain) loss, (ii) inventory cost adjustment, (iii) aged inventory adjustment and (iv) manufacturing variances. Please better explain each adjustment and how such adjustment was calculated. Please also address the appropriateness of each of these adjustments in light of the guidance provided in Questions 100.01 and 100.4 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In response to the Staff’s comment, further clarification of the noted adjustments are as follows:

•
Inventory price change (gain) loss represents the amount of gross margin (increase) or compression due to changes in metal and alloy pricing. Steel pipe is sold based on pricing variables that solidify in the period between three and six months after inventory is purchased (in our build to stock model). The adjustment

Mr. John Cash
U.S. Securities and Exchange Commission
February 21, 2018

reflects the change in metal pricing (to the customer) between the time inventory is purchased and when the inventory is sold. Metal market pricing factors are highly volatile and can result in extreme differences in profitability from period to period, simply based on the upward or downward movement in those factors during the year. The subtraction of gains, or addback of losses that result from those changes, effectively adjusts EBITDA to that level that could be expected in a normalized market with pricing factors matching those in place at the time inventory is purchased. It is an important metric that is well understood by all constituencies involved in the steel pipe markets;

•
Inventory cost adjustment results from a lower of cost or net realizable value calculation, representing the reserve taken on unsold inventory equal to the change in selling prices below inventory carrying cost. A review is performed at period-end, on an item by item basis, and this adjustment represents the resultant lower of cost or net realizable value reserve charge;

•	Aged inventory adjustment captures the income statement effect of obsolete inventory reserve adjustments for the period; and

•
Manufacturing variances adjustment eliminates the effect of the capitalization of volume variance to align favorable and unfavorable impacts of absorption with the period of the respective activity level. The Company’s operations are characterized by significant differences in production level and product mix between periods, creating variations in fixed cost absorption that we believe are better understood when identified with the associated period of activity, rather than being spread as part of the average cost of product over several periods of sales.

Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations (“Interpretation”) issued on May 17, 2016 states “Can certain adjustments, although not explicitly prohibited, result in a non-GAAP measure that is misleading?” The answer provided in the Interpretation is “Yes. Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. For example, presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business could be misleading.”

The Company could not locate Question 100.4 in the Interpretation. Our assumption is that the Staff intended this to be question 100.04 which states “A registrant presents a non-GAAP performance measure that is adjusted to accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed. Can this measure be presented in documents filed or furnished with the Commission or provided elsewhere, such as on company websites?”. The answer provided in the Interpretation is “No. Non-GAAP measures that substitute individually tailored revenue recognition and measurement methods for those of GAAP could violate Rule 100(b) of Regulation G. Other measures that use individually tailored recognition and measurement methods for financial statement line items other than revenue may also violate Rule 100(b) of Regulation G.”

Both questions refer to Rule 100(b) of Regulation G which states “A registrant, or a person acting on its behalf, shall not make public a non-GAAP financial measure that, taken together with the information accompanying that measure and any other accompanying discussion of that measure, contains an untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading.”

The Company had included these four adjustments in its non-GAAP measures of Adjusted EBITDA and Adjusted Net Income, included in certain filings with the Commission, with the intent of providing the additional insights into comparability of earnings as described in the responses included herein. However, upon reviewing relevant regulations, interpretations and guidance from the SEC staff, the Company has concluded that, while these adjustments present meaningful information to investors, they are not appropriate as presented and should be excluded from the calculation of Adjusted EBITDA and Adjusted Net Income. In all future Current Reports

Mr. John Cash
U.S. Securities and Exchange Commission
February 21, 2018

on Form 8-K filings and all earnings releases relating thereto and in all future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K filings, the Company will adjust its schedules to exclude these adjustments from the calculation of Adjusted EBITDA and Adjusted Net Income. The Company will show these calculated values as separate informational line items in the exhibits and will refer to them in management’s discussion and analysis of financial condition and results of operations and in the notes to the financial statements included therein.
* * *

The Company and its management understand that (i) they are responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (804) 822-3266 should you require further information or if you have any questions.

Very truly yours,

/s/ Dennis M. Loughran

Dennis M. Loughran

cc:	Mr. Craig C. Bram
Mr. Daniel J. Scarvey, KPMG
Mr. Robert A. Peay, Esq.
Mr. Richard D. Sieradzki